Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2022

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions except per share amounts)	Note	2022	2021	2022	2021
OPERATING REVENUES
Service		$4,048	$3,669	$11,670	$10,730
Equipment		592	577	1,599	1,647
Operating revenues (arising from contracts with customers)	6	4,640	4,246	13,269	12,377
Other income	7	31	5	85	9
Operating revenues and other income		4,671	4,251	13,354	12,386
OPERATING EXPENSES
Goods and services purchased		1,794	1,660	5,025	4,817
Employee benefits expense	8	1,231	1,095	3,521	3,161
Depreciation	17	550	530	1,637	1,581
Amortization of intangible assets	18	300	274	886	805
		3,875	3,559	11,069	10,364
OPERATING INCOME		796	692	2,285	2,022
Financing costs	9	34	194	310	604
INCOME BEFORE INCOME TAXES		762	498	1,975	1,418
Income taxes	10	211	140	522	383
NET INCOME		551	358	1,453	1,035
OTHER COMPREHENSIVE INCOME (LOSS)	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(156)	69	(54)	179
Foreign currency translation adjustment arising from translating financial statements of foreign operations		35	24	(53)	(87)
		(121)	93	(107)	92
Items never subsequently reclassified to income
Change in measurement of investment financial assets		—	4	1	—
Employee defined benefit plan re-measurements		(13)	68	284	846
		(13)	72	285	846
		(134)	165	178	938
COMPREHENSIVE INCOME		$417	$523	$1,631	$1,973
NET INCOME ATTRIBUTABLE TO:
Common Shares		$514	$345	$1,367	$1,011
Non-controlling interests		37	13	86	24
		$551	$358	$1,453	$1,035
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$349	$494	$1,531	$1,970
Non-controlling interests		68	29	100	3
		$417	$523	$1,631	$1,973
NET INCOME PER COMMON SHARE	12
Basic		$0.37	$0.25	$0.99	$0.76
Diluted		$0.37	$0.25	$0.99	$0.75

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,398	1,361	1,385	1,338
Diluted		1,405	1,366	1,392	1,343

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2 | September 30, 2022

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and temporary investments, net		$1,440	$723
Accounts receivable	6(b)	3,145	2,671
Income and other taxes receivable		80	206
Inventories	1(l)	499	448
Contract assets	6(c)	403	443
Prepaid expenses	20	780	528
Current derivative assets	4(d)	155	13
		6,502	5,032
Non-current assets
Property, plant and equipment, net	17	16,877	15,926
Intangible assets, net	18	19,216	17,485
Goodwill, net	18	9,038	7,270
Contract assets	6(c)	235	266
Other long-term assets	20	2,395	2,004
		47,761	42,951
		$54,263	$47,983

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$104	$114
Accounts payable and accrued liabilities	23	3,952	3,705
Income and other taxes payable		137	104
Dividends payable	13	480	449
Advance billings and customer deposits	24	872	854
Provisions	25	114	96
Current maturities of long-term debt	26	4,212	2,927
Current derivative liabilities	4(d)	13	24
		9,884	8,273
Non-current liabilities
Provisions	25	523	774
Long-term debt	26	20,927	17,925
Other long-term liabilities	27	586	907
Deferred income taxes	10	4,523	4,045
		26,559	23,651
Liabilities		36,443	31,924
Owners’ equity
Common equity	28	16,780	15,116
Non-controlling interests		1,040	943
		17,820	16,059
		$54,263	$47,983
Contingent liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

September 30, 2022 | 3

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed
		Common Shares (Note 28)				Accumulated other		Non-
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2021		1,291	$7,677	$534	$3,712	$117	$12,040	$528	$12,568
Net income		—	—	—	1,011	—	1,011	24	1,035
Other comprehensive income (loss)	11	—	—	—	846	113	959	(21)	938
Dividends	13	—	—	—	(1,262)	—	(1,262)	—	(1,262)
Dividends reinvested and optional cash payments	13(b), 14(c)	19	462	—	—	—	462	—	462
Equity accounted share-based compensation		—	—	107	—	—	107	—	107
Common Shares issued		51	1,267	—	—	—	1,267	—	1,267
Change in ownership interests of subsidiaries		—	—	430	—	—	430	393	823
Balance as at September 30, 2021		1,361	$9,406	$1,071	$4,307	$230	$15,014	$924	$15,938
Balance as at January 1, 2022		1,370	$9,644	$1,013	$4,256	$203	$15,116	$943	$16,059
Net income		—	—	—	1,367	—	1,367	86	1,453
Other comprehensive income (loss)	11	—	—	—	284	(120)	164	14	178
Dividends	13	—	—	—	(1,397)	—	(1,397)	—	(1,397)
Dividends reinvested and optional cash payments	13(b), 14(c)	16	487	—	—	—	487	—	487
Equity accounted share-based compensation	14(b)	—	—	106	—	—	106	8	114
Issue of Common Shares in business combination	18(b)	34	992	—	—	—	992	—	992
Change in ownership interests of subsidiary	28(c)	—	—	(55)	—	—	(55)	(11)	(66)
Balance as at September 30, 2022		1,420	$11,123	$1,064	$4,510	$83	$16,780	$1,040	$17,820

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4 | September 30, 2022

condensed interim consolidated statements of cash flows	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2022	2021	2022	2021
OPERATING ACTIVITIES
Net income		$551	$358	$1,453	$1,035
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		850	804	2,523	2,386
Deferred income taxes	10	52	6	46	(15)
Share-based compensation expense, net	14(a)	30	36	98	123
Net employee defined benefit plans expense	15(a)	24	30	76	86
Employer contributions to employee defined benefit plans	15(a)	(9)	(10)	(34)	(38)
Non-current contract assets		(9)	1	31	22
Non-current unbilled customer finance receivables	20	(9)	(40)	22	(107)
Unrealized change in forward element of virtual power purchase agreements		(151)	—	(231)	—
Loss from equity accounted investments	7, 21	3	1	10	7
Other		(24)	(13)	(99)	(56)
Net change in non-cash operating working capital	31(a)	(8)	136	(210)	49
Cash provided by operating activities		1,300	1,309	3,685	3,492
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(832)	(716)	(2,861)	(2,237)
Cash payments for spectrum licences	18(a)	—	(389)	—	(661)
Cash payments for acquisitions, net	18(b)	(1,022)	(311)	(1,502)	(461)
Advances to, and investment in, real estate joint ventures and associates	21	(1)	(12)	(3)	(29)
Real estate joint venture receipts	21	1	1	3	3
Proceeds on disposition		3	—	15	1
Investment in portfolio investments and other		(66)	(37)	(206)	(93)
Cash used by investing activities		(1,917)	(1,464)	(4,554)	(3,477)
FINANCING ACTIVITIES	31(b)
Common Shares issued	28(a)	—	—	—	1,300
Dividends paid to holders of Common Shares	13(a)	(297)	(271)	(880)	(773)
Issue (repayment) of short-term borrowings, net		(182)	2	(17)	2
Long-term debt issued	26	4,936	1,552	8,993	3,777
Redemptions and repayment of long-term debt	26	(2,759)	(1,447)	(6,388)	(4,073)
Shares of subsidiary issued and sold to (purchased from) non-controlling interests, net	28(c)	—	—	(85)	827
Other		(23)	—	(37)	(59)
Cash provided (used) by financing activities		1,675	(164)	1,586	1,001
CASH POSITION
Increase (decrease) in cash and temporary investments, net		1,058	(319)	717	1,016
Cash and temporary investments, net, beginning of period		382	2,183	723	848
Cash and temporary investments, net, end of period		$1,440	$1,864	$1,440	$1,864
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(203)	$(192)	$(578)	$(564)
Interest received		$10	$12	$11	$15
Income taxes paid, net
In respect of comprehensive income		$(87)	$(62)	$(325)	$(377)
In respect of business acquisitions		(4)	—	(4)	(38)
		$(91)	$(62)	$(329)	$(415)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

September 30, 2022 | 5

notes to condensed interim consolidated financial statements	(unaudited)

SEPTEMBER 30, 2022

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, including mobile and fixed voice and data telecommunications services and products, healthcare software and technology solutions (including employee and family assistance programs and benefits administration), agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies), and digitally-led customer experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries are: TELUS Communications Inc., in which, as at September 30, 2022, we have a 100% equity interest; and TELUS International (Cda) Inc., in which, as at September 30, 2022, we have a 56.1% equity interest, as discussed further in Note 28(c), and which completed its initial public offering in February 2021. Although not currently affecting our determination of which are our principal subsidiaries, during the nine-month period ended September 30, 2022, we made material business acquisitions, as set out in Note 18(b).

1	condensed interim consolidated financial statements

(a)	Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2021.

6 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2021. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

These consolidated financial statements for the three-month and nine-month periods ended September 30, 2022, were authorized by our Board of Directors for issue on November 4, 2022.

(b)	Financial instruments – recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

•	Regular-way purchases or sales of financial assets or financial liabilities (purchases or sales that require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. We have selected this method as the benefits of using the trade date method were not expected to exceed the costs of selecting and implementing that method.

•	Transaction costs, other than in respect of items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods in which we benefit from those costs.

•	A contract to receive renewable energy credits and the associated virtual power purchase agreement are distinct units of account. We have selected this method as we believe the receipt of the renewable energy credits is an executory contract and the virtual power purchase agreement meets the definition of a derivative.

(c)	Inventories

Our inventories primarily consist of mobile handsets, parts and accessories totalling $389 million as at September 30, 2022 (December 31, 2021 – $381 million), and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the three-month and nine-month periods ended September 30, 2022, totalled $0.5 billion (2021 – $0.6 billion) and $1.5 billion (2021 – $1.6 billion), respectively.

2	accounting policy developments

Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied

•	In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarify how to distinguish changes in accounting policies from changes in accounting estimates. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure will be materially affected by the application of the amendments.

•	In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Based upon our current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the amended standard.

September 30, 2022 | 7

notes to condensed interim consolidated financial statements	(unaudited)

3	capital structure financial policies

General

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In our definition of capital, we include common equity (excluding accumulated other comprehensive income), non-controlling interests, long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings, including those arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares (including Common Shares and TELUS International (Cda) Inc. subordinate voting shares), issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

During 2022, our financial objectives, which are reviewed annually, were unchanged from 2021. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

As at, or for the 12-month periods ended, September 30 ($ in millions)	Objective	2022	2021
Components of debt and coverage ratios
Net debt [1]		$23,689	$19,009
EBITDA – excluding restructuring and other costs [2]		$6,880	$5,957
Net interest cost [3] (Note 9)		$752	$780
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.20 – 2.70 [4]	3.44	3.19
Coverage ratios
Earnings coverage [5]		4.4	3.3
EBITDA – excluding restructuring and other costs interest coverage [6]		9.1	7.6

1	Net debt and total managed capitalization are calculated as follows:

As at September 30	Note	2022	2021
Long-term debt	26	$25,139	$20,533
Debt issuance costs netted against long-term debt		111	97
Derivative (assets) liabilities, net		(256)	(103)
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt – excluding tax effects		31	244
Cash and temporary investments, net		(1,440)	(1,864)
Short-term borrowings	22	104	102
Net debt		23,689	19,009
Common equity		16,780	15,014
Non-controlling interests		1,040	924
Less: accumulated other comprehensive income included above in common equity and non-controlling interests		(80)	(227)
Total managed capitalization		$41,429	$34,720

* EBITDA is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures disclosed by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We report EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

8 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

2	EBITDA – excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs
Add
Nine-month period ended September 30, 2022	$4,808	$146	$4,954
Year ended December 31, 2021	6,290	186	6,476
Deduct
Nine-month period ended September 30, 2021	(4,408)	(142)	(4,550)
EBITDA – excluding restructuring and other costs	$6,690	$190	$6,880

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, virtual power purchase agreements unrealized change in forward element, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).

4	Our long-term objective range for this ratio is 2.20 – 2.70 times. The ratio as at September 30, 2022, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term (following the 2021, and upcoming 2023 and 2024, spectrum auctions), as we believe that this range is supportive of our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

5	Earnings coverage is defined by Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding amounts attributable to non-controlling interests.

6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.44 times as at September 30, 2022, as compared to 3.19 times one year earlier. The effect of the increase in net debt, primarily due to business acquisitions, exceeded the effect of growth in EBITDA – excluding restructuring and other costs. EBITDA growth was reduced by COVID-19 pandemic impacts.

The earnings coverage ratio for the twelve-month period ended September 30, 2022, was 4.4 times, up from 3.3 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 1.2 and an increase in borrowing costs decreased the ratio by 0.1. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended September 30, 2022, was 9.1 times, up from 7.6 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 1.2 and a decrease in net interest costs increased the ratio by 0.3. EBITDA growth for the twelve-month period ended September 30, 2022, was reduced by COVID-19 pandemic impacts.

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the most recent four quarters’ dividends declared for TELUS Corporation Common Shares, as recorded in the financial statements net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year).

For the 12-month periods ended September 30	Objective	2022	2021
Determined using most comparable IFRS-IASB measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities – less capital expenditures (excluding spectrum licences)		215%	126%
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	120%	110%

* Free cash flow is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key measure that management, and investors, use to evaluate the performance of our business.

September 30, 2022 | 9

notes to condensed interim consolidated financial statements	(unaudited)

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

For the 12-month periods ended September 30 (millions)	2022	2021
TELUS Corporation Common Share dividends declared	$1,846	$1,665
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(658)	(620)
TELUS Corporation Common Share dividends declared – net of dividend reinvestment plan effects	$1,188	$1,045

Our calculation of free cash flow, and the reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended September 30 (millions)	Note	2022	2021
EBITDA	5	$6,690	$5,744
Deduct gain on disposition of financial solutions business		(410)	—
Deduct non-cash gains from the sales of property, plant and equipment		—	(1)
Restructuring and other costs, net of disbursements		(10)	21
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing		(27)	(40)
Effect of lease principal	31(b)	(497)	(481)
Leases accounted for as finance leases prior to adoption of IFRS 16		—	16
Items from the Consolidated statements of cash flows:
Share-based compensation, net	14	114	61
Net employee defined benefit plans expense	15	103	111
Employer contributions to employee defined benefit plans		(49)	(52)
Interest paid		(758)	(733)
Interest received		13	18
Capital expenditures (excluding spectrum licences)	5	(3,721)	(3,202)
Free cash flow before income taxes		1,448	1,462
Income taxes paid, net of refunds		(515)	(510)
Effect of disposition of financial solutions business on income taxes paid		61	—
Free cash flow		994	952
Add (deduct):
Capital expenditures (excluding spectrum licences)	5	3,721	3,202
Effects of lease principal and leases accounted for as finance leases prior to adoption of IFRS 16		497	465
Gain on disposition of financial solutions business, net of effect on income taxes paid		(349)	—
Individually immaterial items included in net income neither providing nor using cash		(282)	(94)
Cash provided by operating activities		$4,581	$4,525

4	financial instruments

(a)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

As at (millions)	September 30, 2022	December 31, 2021
Cash and temporary investments, net	$1,440	$723
Accounts receivable	3,668	3,216
Contract assets	638	709
Derivative assets	525	89
	$6,271	$4,737

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market or negotiated rate on outstanding non-current customer account balances.

10 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)		September 30, 2022			December 31, 2021
	Note	Gross	Allowance	Net [1]	Gross	Allowance	Net [1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$1,092	$(12)	$1,080	$900	$(8)	$892
30-60 days past billing date		314	(10)	304	338	(7)	331
61-90 days past billing date		95	(14)	81	93	(9)	84
More than 90 days past billing date		179	(33)	146	114	(21)	93
Unbilled customer finance receivables		1,390	(38)	1,352	1,323	(65)	1,258
		$3,070	$(107)	$2,963	$2,768	$(110)	$2,658
Current		$2,532	$(92)	$2,440	$2,194	$(81)	$2,113
Non-current	20	538	(15)	523	574	(29)	545
		$3,070	$(107)	$2,963	$2,768	$(110)	$2,658

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Nine months
Periods ended September 30 (millions)	2022	2021	2022	2021
Balance, beginning of period	$114	$129	$110	$140
Additions (doubtful accounts expense)	17	7	57	32
Accounts written off [1] less than recoveries	(26)	(18)	(67)	(57)
Other	2	—	7	3
Balance, end of period	$107	$118	$107	$118

1	For the three-month and nine-month periods ended September 30, 2022, accounts written off, but that were still subject to enforcement activity, totalled $39 (2021 – $27) and $108 (2021 – $81), respectively.

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at (millions)	September 30, 2022			December 31, 2021
	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$561	$(24)	$537	$595	$(24)	$571
The 12-month period ending two years hence	222	(10)	212	259	(11)	248
Thereafter	24	(1)	23	19	(1)	18
	$807	$(35)	$772	$873	$(36)	$837

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our material foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

September 30, 2022 | 11

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•	maintaining an agreement to sell trade receivables to an arm’s-length securitization trust and bilateral bank facilities (Note 22), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(e));

•	maintaining in-effect shelf prospectuses;

•	continuously monitoring forecast and actual cash flows; and

•	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are disclosed in Note 26(h). As at September 30, 2022, TELUS Corporation could offer an unlimited amount of debt or equity securities pursuant to a Canadian shelf prospectus that is in effect until September 2024 (December 31, 2021 – $2.75 billion of debt or equity securities pursuant to a shelf prospectus that was in effect until June 2023). We believe that our investment grade credit ratings contribute to reasonable access to capital markets. TELUS International (Cda) Inc. has a Canadian shelf prospectus under which an unlimited amount of debt or equity securities could be offered and that is in effect until May 2024.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables.

	Non-derivative				Derivative

			Composite long-term debt
As at September 30, 2022	Non-interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged [2]		Currency swap agreement amounts to be exchanged
(millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	(Receive)	Pay	Total
2022 (remainder of year)	$3,068	$5	$1,647	$141	$(1,183)	$1,112	$(183)	$174	$4,781
2023	614	4	1,615	492	(401)	379	(499)	473	2,677
2024	165	104	3,551	430	(203)	191	—	—	4,238
2025	9	—	2,299	276	(607)	555	—	—	2,532
2026	1	—	2,064	189	(167)	162	—	—	2,249
2027-2031	1	—	8,668	493	(2,138)	2,075	—	—	9,099
Thereafter	—	—	14,341	395	(4,288)	4,047	—	—	14,495
Total	$3,858	$113	$34,185	$2,416	$(8,987)	$8,521	$(682)	$647	$40,071

			Total (Note 26(h))			$36,135

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at September 30, 2022.

2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at September 30, 2022. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative				Derivative

			Composite long-term debt
As at December 31,	Non-interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged [2]			Currency swap agreement amounts to be exchanged
2021 (millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2022	$3,395	$15	$3,130	$504	$(2,050)	$2,059	$8	$(544)	$540	$7,057
2023	62	1	1,167	364	(149)	148	—	—	—	1,593
2024	13	101	1,724	305	(149)	148	—	—	—	2,142
2025	14	—	2,217	176	(522)	540	—	—	—	2,425
2026	2	—	1,901	144	(116)	118	—	—	—	2,049
2027-2031	7	—	7,351	398	(1,784)	1,852	—	—	—	7,824
Thereafter	—	—	10,499	344	(2,805)	2,877	—	—	—	10,915
Total	$3,493	$117	$27,989	$2,235	$(7,575)	$7,742	$8	$(544)	$540	$34,005

			Total			$30,391

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2021.

2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2021. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

12 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

(c)	Market risks

Net income and other comprehensive income for the nine-month periods ended September 30, 2022 and 2021, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate and market interest rates varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated and European euro-denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The principal and notional amounts as at the relevant statement of financial position date have been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

Nine-month periods ended September 30	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2022	2021	2022	2021	2022	2021
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$(7)	$—	$11	$(30)	$4	$(30)
Canadian dollar depreciates	$7	$—	$(11)	$30	$(4)	$30
10% change in US$: € exchange rate
U.S. dollar appreciates	$17	$10	$(60)	$(61)	$(43)	$(51)
U.S. dollar depreciates	$(17)	$(10)	$60	$61	$43	$51
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(2)	$(2)	$81	$90	$79	$88
U.S. interest rate	$—	$—	$(81)	$(96)	$(81)	$(96)
Combined	$(2)	$(2)	$—	$(6)	$(2)	$(8)
Interest rates decrease
Canadian interest rate	$2	$2	$(84)	$(94)	$(82)	$(92)
U.S. interest rate	$—	$—	$85	$101	$85	$101
Combined	$2	$2	$1	$7	$3	$9

1	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

September 30, 2022 | 13

notes to condensed interim consolidated financial statements	(unaudited)

(d)	Fair values

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at (millions)		September 30, 2022				December 31, 2021
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2023	$488	$34	US$1.00: C$1.28	2022	$301	$6	US$1.00: C$1.25
Currency risk arising from Indian rupee-denominated purchases	HFT [4]	—	$—	—	—	2022	$12	—	US$1.00: ₹76
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2023	$1,237	76	US$1.00: C$1.29	2022	$664	2	US$1.00: C$1.26
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2025	$29	27	€1.00: US$1.09	2025	$31	3	€1.00: US$1.09
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(c))	HFH [3]	2022	$118	—	2.64%	—	$—	—	—
Price risk associated with purchase of electrical power	HFT [4]	2047	$25	18	$34.73 MWh	—	$—	—	—
Interest rate risk associated with refinancing of debt maturing	HFH [3]	—	$—	—	—	2022	$250	2	1.35%
				$155				$13
Other Long-Term Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2048	$4,487	$103	US$1.00: C$1.30	2048	$2,133	$76	US$1.00: C$1.27
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2025	$427	54	€1.00: US$1.09	—	$—	—	—
Price risk associated with purchase of electrical power	HFT [4]	2047	$364	213	$34.73 MWh	—	$—	—	—
				$370				$76

14 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)		September 30, 2022				December 31, 2021
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar revenues	HFT [4]	2023	$149	$13	US$1.00: ₱54	2022	$116	$3	US$1.00: ₱50
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2023	$10	—	US$1.00: C$1.37	2022	$108	1	US$1.00: C$1.28
Currency risk arising from Indian rupee-denominated purchases	HFT [4]	—	$—	—	—	2022	$2	—	US$1.00: ₹75
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	—	$—	—	—	2022	$1,248	12	US$1.00: C$1.28
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(c))	HFH [3]	—	$—	—	—	2022	$120	3	2.64%
Interest rate risk associated with refinancing of debt maturing	HFH [3]	—	$—	—	—	2022	$500	5	1.59%
				$13				$24
Other Long-Term Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2049	$2,343	$4	US$1.00: C$1.33	2049	$3,185	$52	US$1.00: C$1.33
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	—	$—	—	—	2025	$483	21	€1.00: US$1.09
				$4				$73

1	Fair value measured at reporting date using significant other observable inputs (Level 2).

2	Derivative financial assets and liabilities are not set off.

3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.

5	Designated as a hedge of a net investment in a foreign operation; hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

6	We designate only the spot element as the hedging item. As at September 30, 2022, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $192 (December 31, 2021 – $53).

7	We designate only the spot element as the hedging item. As at September 30, 2022, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $1 (December 31, 2021 – $1).

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at (millions)	September 30, 2022		December 31, 2021
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$23,072	$21,241	$18,976	$20,383

(e)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. There was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented.

September 30, 2022 | 15

notes to condensed interim consolidated financial statements	(unaudited)

		Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
		(effective portion) (Note 11)			Amount
Periods ended September 30 (millions)	Note	2022	2021	Location	2022	2021
THREE-MONTH
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$28	$9	Goods and services purchased	$4	$(5)
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	82	151	Financing costs	365	90
Arising from net investment in a foreign operation [2]		36	14	Financing costs	(4)	—
		146	174		365	85
Derivatives used to manage other market risk
Other		—	—	Financing costs	—	(1)
		$146	$174		$365	$84
NINE-MONTH
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$36	$1	Goods and services purchased	$9	$(23)
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	208	148	Financing costs	428	(21)
Arising from net investment in a foreign operation [2]		90	36	Financing costs	(5)	—
		334	185		432	(44)
Derivatives used to manage other market risks
Other		1	—	Financing costs	(1)	(3)
		$335	$185		$431	$(47)

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month and nine-month periods ended September 30, 2022, were $125 (2021 – $8) and $139 (2021 – $(50)), respectively.

2	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month and nine-month periods ended September 30, 2022, were $(2) (2021 – $2) and $NIL (2021 – $2), respectively.

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, as well as their location within the Consolidated statements of income and other comprehensive income.

		Gain (loss) on derivatives recognized in income
		Three months		Nine months
Periods ended September 30 (millions)	Location	2022	2021	2022	2021
Derivatives used to manage currency risk	Financing costs	$(12)	$(4)	$(23)	$(4)
Virtual power purchase agreements unrealized change in forward element	Financing costs	$151	$—	$231	$—

16 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security); healthcare software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International segment (DLCX), which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence and content management solutions, provided by our TELUS International (Cda) Inc. subsidiary.

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

September 30, 2022 | 17

notes to condensed interim consolidated financial statements	(unaudited)

	TELUS technology solutions						Digitally-led customer experiences – TELUS
Three-month periods ended	Mobile		Fixed		Segment total		International [1]		Eliminations		Total
September 30 (millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Operating revenues
External revenues
Service	$1,725	$1,611	$1,656	$1,471	$3,381	$3,082	$667	$587	$—	$—	$4,048	$3,669
Equipment	516	501	76	76	592	577	—	—	—	—	592	577
Revenues arising from contracts with customers	$2,241	$2,112	$1,732	$1,547	3,973	3,659	667	587	—	—	4,640	4,246

			Other income (Note 7)		31	5	—	—	—	—	31	5
					4,004	3,664	667	587	—	—	4,671	4,251
			Intersegment revenues		5	5	136	113	(141)	(118)	—	—
					$4,009	$3,669	$803	$700	$(141)	$(118)	$4,671	$4,251
			EBITDA [2]		$1,457	$1,355	$189	$141	$—	$—	$1,646	$1,496
			Restructuring and other costs included in EBITDA (Note 16)		67	55	11	8	—	—	78	63
			Adjusted EBITDA [2]		$1,524	$1,410	$200	$149	$—	$—	$1,724	$1,559
			CAPEX excluding spectrum licences [3]		$892	$962	$33	$29	$—	$—	$925	$991

									Operating revenues – external and other income (above)		$4,671	$4,251
									Goods and services purchased		1,794	1,660
									Employee benefits expense		1,231	1,095
									EBITDA (above)		1,646	1,496
									Depreciation		550	530
									Amortization of intangible assets		300	274
									Operating income		796	692
									Financing costs		34	194
									Income before income taxes		$762	$498

18 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

	TELUS technology solutions						Digitally-led customer experiences – TELUS
Nine-month periods ended	Mobile		Fixed		Segment total		International [1]		Eliminations		Total
September 30 (millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Operating revenues
External revenues
Service	$4,972	$4,681	$4,715	$4,377	$9,687	$9,058	$1,983	$1,672	$—	$—	$11,670	$10,730
Equipment	1,368	1,440	231	207	1,599	1,647	—	—	—	—	1,599	1,647
Revenues arising from contracts with customers	$6,340	$6,121	$4,946	$4,584	11,286	10,705	1,983	1,672	—	—	13,269	12,377
			Other income (Note 7)		85	9	—	—	—	—	85	9
					11,371	10,714	1,983	1,672	—	—	13,354	12,386
			Intersegment revenues		13	15	376	325	(389)	(340)	—	—
					$11,384	$10,729	$2,359	$1,997	$(389)	$(340)	$13,354	$12,386
			EBITDA [2]		$4,274	$4,014	$534	$394	$—	$—	$4,808	$4,408
			Restructuring and other costs included in EBITDA (Note 16)		121	112	25	30	—	—	146	142
			Equity losses related to real estate joint venture		—	2	—	—	—	—	—	2
			Adjusted EBITDA [2]		$4,395	$4,128	$559	$424	$—	$—	$4,954	$4,552
			CAPEX, excluding spectrum licences [3]		$2,710	$2,506	$102	$83	$—	$—	$2,812	$2,589
									Operating revenues – external and other income (above)		$13,354	$12,386
									Goods and services purchased		5,025	4,817
									Employee benefits expense		3,521	3,161
									EBITDA (above)		4,808	4,408
									Depreciation		1,637	1,581
									Amortization of intangible assets		886	805
									Operating income		2,285	2,022
									Financing costs		310	604
									Income before income taxes		$1,975	$1,418

1	The digitally-led customer experiences – TELUS International segment is comprised of our consolidated TELUS International (Cda) Inc. subsidiary. All of our other international operations are included in the TELUS technology solutions segment.
2	Earnings before interest, income taxes, depreciation and amortization (EBITDA), both unadjusted and adjusted, are not standardized financial measures under IFRS-IASB and may not be comparable to similar measures disclosed by other issuers (including those disclosed by TELUS International (Cda) Inc.); we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We calculate adjusted EBITDA to exclude items that do not reflect our ongoing operations and, in our opinion, should not be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We report EBITDA and adjusted EBITDA because they are key measures that management uses to evaluate the performance of our business, and EBITDA is also utilized in measuring compliance with certain debt covenants.
3	Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the Consolidated statements of cash flows.

September 30, 2022 | 19

notes to condensed interim consolidated financial statements	(unaudited)

6	revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at (millions)	September 30, 2022	December 31, 2021
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,432	$2,369
During the 12-month period ending two years hence	952	915
Thereafter	76	56
	$3,460	$3,340

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

2	IFRS-IASB requires the explanation of when we expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)	Accounts receivable

As at (millions)	Note	September 30, 2022	December 31, 2021
Customer accounts receivable		$2,532	$2,194
Accrued receivables – customer		462	313
Allowance for doubtful accounts	4(a)	(92)	(81)
		2,902	2,426
Accrued receivables – other		243	245
Accounts receivable – current		$3,145	$2,671

(c)	Contract assets

		Three months		Nine months
Periods ended September 30 (millions)	Note	2022	2021	2022	2021
Balance, beginning of period		$763	$784	$837	$850
Net additions arising from operations		378	346	1,010	929
Amounts billed in the period and thus reclassified to accounts receivable		(369)	(339)	(1,077)	(994)
Change in impairment allowance, net	4(a)	(1)	1	1	6
Other		1	—	1	1
Balance, end of period		$772	$792	$772	$792
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence				$537	$546
The 12-month period ending two years hence				212	229
Thereafter				23	17
Balance, end of period				$772	$792
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets				$537	$546
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24			(14)	(14)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24			(120)	(115)
				$403	$417

20 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

7	other income

		Three months		Nine months
Periods ended September 30 (millions)	Note	2022	2021	2022	2021
Government assistance		$1	$2	$3	$7
Other sublet revenue	19	1	1	4	3
Investment income (loss), gain (loss) on disposal of assets and other [1]		13	1	12	(4)
Interest income	21(b)	1	1	2	3
Changes in business combination-related provisions		15	—	64	—
		$31	$5	$85	$9

1	For the three-month and nine-month periods ended September 30, 2022, includes gain on acquisition of control of LifeWorks Inc., as set out in Note 18(b).

8	employee benefits expense

		Three months		Nine months
Periods ended September 30 (millions)	Note	2022	2021	2022	2021
Employee benefits expense – gross
Wages and salaries [1]		$1,204	$1,037	$3,463	$3,054
Share-based compensation [2]	14	53	68	156	191
Pensions – defined benefit	15(a)	24	30	76	86
Pensions – defined contribution	15(b)	28	25	84	75
Restructuring costs [2]	16(a)	21	24	44	58
Employee health and other benefits		67	61	187	156
		1,397	1,245	4,010	3,620
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(24)	(24)	(64)	(66)
Amortized		21	17	60	48
Contract fulfilment costs	20
Capitalized		—	—	(1)	(1)
Amortized		—	2	1	4
Property, plant and equipment		(97)	(89)	(289)	(275)
Intangible assets subject to amortization		(66)	(56)	(196)	(169)
		(166)	(150)	(489)	(459)
		$1,231	$1,095	$3,521	$3,161

1	For the three-month and nine-month periods ended September 30, 2021, wages and salaries are net of Canada Emergency Wage Subsidy program amounts.
2	For the three-month and nine-month periods ended September 30, 2022, $1 (2021 – $NIL) and $3 (2021 – $6), respectively, of share-based compensation in the digitally-led customer experiences segment was included in restructuring costs.

September 30, 2022 | 21

notes to condensed interim consolidated financial statements	(unaudited)

9	financing costs

		Three months		Nine months
Periods ended September 30 (millions)	Note	2022	2021	2022	2021
Interest expense
Interest on long-term debt, excluding lease liabilities – gross		$197	$172	$545	$515
Interest on long-term debt, excluding lease liabilities – capitalized [1]		(2)	—	(29)	—
Interest on long-term debt, excluding lease liabilities		195	172	516	515
Interest on lease liabilities	19	19	16	52	50
Interest on short-term borrowings and other		6	3	13	10
Interest accretion on provisions	25	5	3	13	14
Long-term debt prepayment premium		—	10	—	10
		225	204	594	599
Employee defined benefit plans net interest	15	2	6	6	19
Foreign exchange		(32)	(5)	(48)	—
Virtual power purchase agreements unrealized change in forward element		(151)	—	(231)	—
		44	205	321	618
Interest income		(10)	(11)	(11)	(14)
		$34	$194	$310	$604
Net interest cost	3			$564	$585
Interest on long-term debt, excluding lease liabilities – capitalized [1]				(29)	—
Employee defined benefit plans net interest				6	19
Virtual power purchase agreements unrealized change in forward element				(231)	—
				$310	$604

1	Interest on long-term debt, excluding lease liabilities, at a composite rate of 3.10% was capitalized to intangible assets with indefinite lives during the period.

10	income taxes

	Three months		Nine months
Periods ended September 30 (millions)	2022	2021	2022	2021
Current income tax expense
For the current reporting period	$158	$150	$479	$429
Adjustments recognized in the current period for income taxes of prior periods	1	(16)	(3)	(31)
	159	134	476	398
Deferred income tax expense
Arising from the origination and reversal of temporary differences	34	(13)	30	(35)
Adjustments recognized in the current period for income taxes of prior periods	18	19	16	20
	52	6	46	(15)
	$211	$140	$522	$383

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Three-month periods ended September 30 ($ in millions)	2022		2021
Income taxes computed at applicable statutory rates	$195	25.7%	$129	25.9%
Adjustments recognized in the current period for income taxes of prior periods	19	2.5	3	0.6
Non-deductible amounts	(15)	(2.0)	7	1.4
Other	12	1.5	1	0.2
Income tax expense per Consolidated statements of income and other comprehensive income	$211	27.7%	$140	28.1%

Nine-month periods ended September 30 ($ in millions)	2022		2021
Income taxes computed at applicable statutory rates	$506	25.6%	$365	25.8%
Adjustments recognized in the current period for income taxes of prior periods	13	0.7	(11)	(0.8)
Non-deductible amounts	(7)	(0.4)	19	1.3
Other	10	0.5	10	0.7
Income tax expense per Consolidated statements of income and other comprehensive income	$522	26.4%	$383	27.0%

22 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

11	other comprehensive income

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))							Cumulative foreign currency translation adjustment	Change in measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
	Derivatives used to manage currency risk			Derivatives used to manage other market risks
Periods ended September 30 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total
THREE-MONTH
Accumulated balance as at July 1, 2021			$68			$(4)	$64	$44	$22	$130
Other comprehensive income (loss)
Amount arising	$174	$(85)	89	$—	$1	1	90	24	5	119	$91	$210
Income taxes	$32	$(12)	20	$—	$1	1	21	—	1	22	23	45
Net			69			—	69	24	4	97	$68	$165
Accumulated balance as at September 30, 2021			$137			$(4)	$133	$68	$26	$227
Accumulated balance as at July 1, 2022			$181			$(1)	$180	$(63)	$84	$201
Other comprehensive income (loss)
Amount arising	$146	$(365)	(219)	$—	$—	—	(219)	35	—	(184)	$(17)	$(201)
Income taxes	$1	$(64)	(63)	$—	$—	—	(63)	—	—	(63)	(4)	(67)
Net			(156)			—	(156)	35	—	(121)	$(13)	$(134)
Accumulated balance as at September 30, 2022			$25			$(1)	$24	$(28)	$84	$80

September 30, 2022 | 23

notes to condensed interim consolidated financial statements	(unaudited)

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))							Cumulative foreign currency translation adjustment	Change in measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
	Derivatives used to manage currency risk			Derivatives used to manage other market risks
Periods ended September 30 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total
NINE-MONTH
Accumulated balance as at January 1, 2021			$(40)			$(6)	$(46)	$155	$26	$135
Other comprehensive income (loss)
Amount arising	$185	$44	229	$—	$3	3	232	(87)	—	145	$1,141	$1,286
Income taxes	$40	$12	52	$—	$1	1	53	—	—	53	295	348
Net			177			2	179	(87)	—	92	$846	$938
Accumulated balance as at September 30, 2021			$137			$(4)	$133	$68	$26	$227
Accumulated balance as at January 1, 2022			$81			$(3)	$78	$25	$83	$186
Other comprehensive income (loss)
Amount arising	$334	$(432)	(98)	$1	$1	2	(96)	(53)	1	(148)	$383	$235
Income taxes	$31	$(73)	(42)	$—	$—	—	(42)	—	—	(42)	99	57
Net			(56)			2	(54)	(53)	1	(106)	$284	$178
Accumulated balance as at September 30, 2022			$25			$(1)	$24	$(28)	$84	$80
Attributable to:
Common Shares										$83
Non-controlling interests										(3)
										$80

24 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months		Nine months
Periods ended September 30 (millions)	2022	2021	2022	2021
Basic total weighted average number of Common Shares outstanding	1,398	1,361	1,385	1,338
Effect of dilutive securities – Restricted share units	7	5	7	5
Diluted total weighted average number of Common Shares outstanding	1,405	1,366	1,392	1,343

For the three-month and nine-month periods ended September 30, 2022 and 2021, no outstanding equity-settled restricted share unit awards were excluded in the calculation of diluted income per Common Share. For the three-month and nine-month periods ended September 30, 2022, no (2021 – less than 1 million) outstanding TELUS Corporation share option awards were excluded in the calculation of diluted net income per Common Share.

13	dividends per share

(a)	TELUS Corporation Common Share dividends declared

Nine-month periods ended September 30 (millions except per share amounts)	2022				2021
TELUS Corporation Common Share dividends	Declared		Paid to shareholders	Total	Declared		Paid to shareholders
	Effective	Per share			Effective	Per share		Total
Quarter 1 dividend	Mar. 11, 2022	$0.3274	Apr. 1, 2022	$450	Mar. 11, 2021	$0.3112	Apr. 1, 2021	$404
Quarter 2 dividend	Jun. 10, 2022	0.3386	Jul. 4, 2022	467	Jun. 10, 2021	0.3162	Jul. 2, 2021	428
Quarter 3 dividend	Sep. 9, 2022	0.3386	Oct. 3, 2022	480	Sep. 10, 2021	0.3162	Oct. 1, 2021	430
		$1.0046		$1,397		$0.9436		$1,262

On November 3, 2022, the Board of Directors declared a quarterly dividend of $0.3511 per share on our issued and outstanding TELUS Corporation Common Shares payable on January 3, 2023, to holders of record at the close of business on December 9, 2022. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on December 9, 2022.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. We may, at our discretion, offer TELUS Corporation Common Shares at a discount of up to 5% from the market price under the plan. Effective with our dividends paid October 1, 2019, we offered TELUS Corporation Common Shares from Treasury at a discount of 2%. In respect of TELUS Corporation Common Shares held by eligible shareholders who have elected to participate in the plan, dividends declared during the three-month and nine-month periods ended September 30, 2022, of $161 million (2021 – $148 million) and $468 million (2021 – $437 million), respectively, were to be reinvested in TELUS Corporation Common Shares.

September 30, 2022 | 25

notes to condensed interim consolidated financial statements	(unaudited)

14	share-based compensation

(a)	Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

Periods ended September 30 (millions)		2022			2021
	Note	Employee benefits expense [1]	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
THREE-MONTH
Restricted share units	(b)	$42	$(10)	$32	$52	$(19)	$33
Employee share purchase plan	(c)	12	(12)	—	10	(10)	—
Share option awards	(d)	—	(2)	(2)	6	(3)	3
		$54	$(24)	$30	$68	$(32)	$36
TELUS technology solutions		$46	$(12)	$34	$41	$(12)	$29
Digitally-led customer experiences		8	(12)	(4)	27	(20)	7
		$54	$(24)	$30	$68	$(32)	$36
NINE-MONTH
Restricted share units	(b)	$127	$(18)	$109	$150	$(19)	$131
Employee share purchase plan	(c)	34	(34)	—	30	(30)	—
Share option awards	(d)	(2)	(9)	(11)	17	(25)	(8)
		$159	$(61)	$98	$197	$(74)	$123
TELUS technology solutions		$133	$(41)	$92	$115	$(32)	$83
Digitally-led customer experiences		26	(20)	6	82	(42)	40
		$159	$(61)	$98	$197	$(74)	$123

1	Within employee benefits expense (see Note 8), for the three-month period ended September 30, 2022, restricted share units expense of $41 (2021 – $52) and share option awards expense of $NIL (2021 – $6) are presented as share-based compensation expense and the balance is included in restructuring costs (see Note 16) of the digitally-led customer experiences segment; for the nine-month period ended September 30, 2022, restricted share units expense of $124 (2021 – $145) and share option awards expense of $(2) (2021 – $16) are presented as share-based compensation expense and the balance is included in restructuring costs (see Note 16) of the digitally-led customer experiences segment.

(b)	Restricted share units

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on TELUS Corporation Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. The estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation. Grants of restricted share units in 2022 and 2021 are accounted for as equity-settled, as that was their expected manner of settlement when granted.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

Number of non-vested restricted share units as at	September 30, 2022	December 31, 2021
Restricted share units without market performance conditions
Restricted share units with only service conditions	7,655,552	5,481,486
Notional subset affected by total customer connections performance condition	519,768	366,983
	8,175,320	5,848,469
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	1,559,303	1,100,949
	9,734,623	6,949,418

26 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

Periods ended September 30, 2022	Three months			Nine months
	Number of restricted share units [1]			Number of restricted share units [1]
	Non-vested	Vested	Weighted average grant-date fair value	Non-vested	Vested	Weighted average grant-date fair value
Outstanding, beginning of period
Non-vested	8,123,958	—	$27.65	5,848,469	—	$25.67
Vested	—	50,183	$25.68	—	49,138	$25.63
Granted
Initial award	67,257	—	$29.60	2,608,044	—	$31.76
In lieu of dividends	95,467	591	$28.73	241,204	1,636	$30.20
Vested	(19,522)	19,522	$26.80	(218,193)	218,193	$26.07
Settled in cash	—	(19,522)	$26.80	—	(218,193)	$26.07
Forfeited	(91,840)	—	$27.82	(304,204)	—	$27.12
Outstanding, end of period
Non-vested	8,175,320	—	$27.67	8,175,320	—	$27.67
Vested	—	50,774	$25.70	—	50,774	$25.70

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units, but have a variable payout (0% – 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions. Grants of restricted share units in 2022 and 2021 are accounted for as equity-settled, as that was their expected manner of settlement when granted; awards granted prior to 2021 were accounted for as cash-settled.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

Periods ended September 30, 2022	Three months				Nine months
	Number of restricted share units				Number of restricted share units
	Non-vested	Vested	Weighted average grant-date fair value		Non-vested	Vested	Weighted average grant-date fair value
Outstanding, beginning of period	1,965,413	—	US$	25.47	1,850,807	—	US$	21.94
Granted – initial award	—	59,512	US$	29.41	806,395	59,512	US$	26.52
Vested	(1,072)	1,072	US$	35.01	(520,717)	520,717	US$	17.76
Settled:
In equity	—	(59,512)	US$	29.41	—	(323,031)	US$	27.23
In cash	—	—	US$	—	—	(256,126)	US$	8.46
Forfeited	(16,112)	—	US$	23.89	(188,256)	—	US$	17.70
Outstanding, end of period
Non-vested	1,948,229	—	US$	25.48	1,948,229	—	US$	25.48
Vested	—	1,072	US$	35.01	—	1,072	US$	35.01

(c)	TELUS Corporation employee share purchase plan

We have an employee share purchase plan under which eligible employees can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, TELUS Corporation Common Share dividends declared during the three-month and nine-month periods ended September 30, 2022, of $11 million (2021 – $10 million) and $34 million (2021 – $31 million), respectively, were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

(d)	Share option awards

TELUS Corporation share options

Employees may be granted share option awards to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the time of grant. Share option awards granted in fiscal 2021 were for front-line employees.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

September 30, 2022 | 27

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Periods ended September 30, 2022	Three months		Nine months
	Number of share options	Weighted average share option price [1]	Number of share options	Weighted average share option price [1]
Outstanding, beginning of period	2,902,700	$22.04	3,050,300	$22.04
Forfeited	(85,300)	$21.89	(232,900)	$21.96
Outstanding, end of period	2,817,400	$22.05	2,817,400	$22.05

1	The weighted average remaining contractual life is 4.6 years. No options were exercisable as at the balance sheet date.

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. subordinate voting shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. subordinate voting share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Periods ended September 30, 2022	Three months			Nine months
	Number of share options	Weighted average share option price [1]		Number of share options	Weighted average share option price [1]
Outstanding, beginning of period	2,729,571	US$	11.21	3,180,767	US$	10.74
Exercised [2]	—	US$	—	(293,860)	US$	8.46
Forfeited	—	US$	—	(157,336)	US$	6.80
Outstanding, end of period	2,729,571	US$	11.21	2,729,571	US$	11.21

1	For 2,233,471 share options, the range of share option prices is US$4.87 – US$8.95 per TELUS International (Cda) Inc. subordinated voting share and the weighted average remaining contractual life is 4.4 years; for the balance of share options, the price is US$25.00 and the weighted average remaining contractual life is 8.4 years.

2	The weighted average price at the date of exercise was US$23.75.

28 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

15	employee future benefits

(a)	Defined benefit pension plans – summary

Amounts in the primary financial statements relating to defined benefit pension plans

Three-month periods ended September 30			2022			2021
(millions)	Note	Plan assets	Defined benefit obligations accrued [1]	Net	Plan assets	Defined benefit obligations accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(28)		$—	$(30)
Benefits earned for past service		—	—		—	(3)
Employees’ contributions		4	—		5	—
Administrative fees		—	—		(2)	—
		4	(28)	$(24)	3	(33)	$(30)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		74	(75)		59	(65)
Interest effect on asset ceiling limit		(1)	—		—	—
		73	(75)	(2)	59	(65)	(6)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(26)			(36)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		(68)	—		65	—
Changes in plan financial assumptions		—	(102)		—	184
Changes in the effect of limiting net defined benefit assets to the asset ceilings [5]		153	—		(158)	—
		85	(102)	(17)	(93)	184	91
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				$(43)			$55

September 30, 2022 | 29

notes to condensed interim consolidated financial statements	(unaudited)

Nine-month periods ended September 30		2022			2021
(millions)	Note	Plan assets	Defined benefit obligations accrued [1]	Net	Plan assets	Defined benefit obligations accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(83)		$—	$(90)
Benefits earned for past service		—	(3)		—	(6)
Employees’ contributions		13	—		14	—
Administrative fees		(3)	—		(4)	—
		10	(86)	$(76)	10	(96)	$(86)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		222	(224)		178	(195)
Interest effect on asset ceiling limit		(4)	—		(2)	—
		218	(224)	(6)	176	(195)	(19)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(82)			(105)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		(1,486)	—		302	—
Changes in plan financial assumptions		—	2,925		—	1,048
Changes in the effect of limiting net defined benefit assets to the asset ceilings [5]		(1,056)	—		(209)	—
		(2,542)	2,925	383	93	1,048	1,141
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				301			1,036
AMOUNTS INCLUDED IN OPERATING ACTIVITIES CASH FLOWS
Employer contributions		34	—	34	38	—	38
BENEFITS PAID BY PLANS		(351)	351	—	(354)	354	—
EFFECTS OF BUSINESS ACQUISITION		4	(4)	—	—	—	—
PLAN ACCOUNT BALANCES
Change in period		(2,627)	2,962	335	(37)	1,111	1,074
Balance, beginning of period		10,043	(10,233)	(190)	9,608	(10,521)	(913)
Balance, end of period		$7,416	$(7,271)	$145	$9,571	$(9,410)	$161
FUNDED STATUS – PLAN SURPLUS (DEFICIT)
Pension plans that have plan assets in excess of defined benefit obligations accrued	20	$7,411	$(6,917)	$494	$8,693	$(8,016)	$677
Pension plans that have defined benefit obligations accrued in excess of plan assets
Funded		5	(166)	(161)	878	(1,154)	(276)
Unfunded		—	(188)	(188)	—	(240)	(240)
	27	5	(354)	(349)	878	(1,394)	(516)
		$7,416	$(7,271)	$145	$9,571	$(9,410)	$161

1	Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date.

2	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued at the end of the immediately preceding fiscal year.

3	Excluding income taxes.

4	Financial assumptions in respect of plan assets (interest income on plan assets included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued) and demographic assumptions in respect of the actuarial present values of the defined benefit obligations accrued, both as at the end of the immediately preceding fiscal year.

5	Effect of asset ceiling limit at September 30, 2022, was $1,239 (December 31, 2021 – $179).

(b)	Defined contribution plans – expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2022	2021	2022	2021
Union pension plan and public service pension plan contributions	$4	$4	$13	$14
Other defined contribution pension plans	24	21	71	61
	$28	$25	$84	$75

30 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

16	restructuring and other costs

(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; adverse retrospective regulatory decisions; and certain incremental atypical costs incurred in connection with the COVID-19 pandemic.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

	Restructuring (b)		Other (c)		Total
Periods ended September 30 (millions)	2022	2021	2022	2021	2022	2021
THREE-MONTH
Goods and services purchased	$29	$22	$28	$17	$57	$39
Employee benefits expense	21	24	—	—	21	24
	$50	$46	$28	$17	$78	$63
NINE-MONTH
Goods and services purchased	$66	$49	$36	$35	$102	$84
Employee benefits expense	44	58	—	—	44	58
	$110	$107	$36	$35	$146	$142

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2022, restructuring activities included ongoing and incremental efficiency initiatives, some of which involved personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)	Other

During the three-month and nine-month periods ended September 30, 2022, incremental external costs were incurred in connection with business acquisition activity. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs.

Also during the three-month and nine-month periods ended September 30, 2022, other costs were incurred in connection with the COVID-19 pandemic. Incremental costs were incurred due to proactive steps we elected to take in order to keep our customers and employees safe, including adjustments to the frequency of real estate cleaning and maintenance, among other items. As well, costs that have been incurred in the normal course but which are unable to contribute normally to the earning of revenues have been deemed atypical.

September 30, 2022 | 31

notes to condensed interim consolidated financial statements	(unaudited)

17	property, plant and equipment

		Owned assets						Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Computer hardware and other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
As at January 1, 2022		$34,510	$3,537	$1,525	$75	$771	$40,418	$594	$1,694	$99	$2,387	$42,805
Additions [1]		508	25	48	8	1,256	1,845	216	215	20	451	2,296
Additions arising from business acquisitions	18(b)	1	39	22	—	—	62	—	129	—	129	191
Assets under construction put into service		611	94	59	—	(764)	—	—	—	—	—	—
Transfers		125	—	50	—	—	175	(175)	—	—	(175)	—
Dispositions, retirements and other		(469)	(8)	32	—	—	(445)	(1)	(26)	(5)	(32)	(477)
Net foreign exchange differences		3	6	12	—	2	23	—	6	—	6	29
As at September 30, 2022		$35,289	$3,693	$1,748	$83	$1,265	$42,078	$634	$2,018	$114	$2,766	$44,844
ACCUMULATED DEPRECIATION
As at January 1, 2022		$23,070	$2,207	$938	$—	$—	$26,215	$64	$566	$34	$664	$26,879
Depreciation [2]		1,157	104	139	—	—	1,400	53	170	14	237	1,637
Transfers		31	—	27	—	—	58	(58)	—	—	(58)	—
Dispositions, retirements and other		(482)	(9)	(57)	—	—	(548)	—	(6)	(6)	(12)	(560)
Net foreign exchange differences		2	2	6	—	—	10	—	1	—	1	11
As at September 30, 2022		$23,778	$2,304	$1,053	$—	$—	$27,135	$59	$731	$42	$832	$27,967
NET BOOK VALUE
As at December 31, 2021		$11,440	$1,330	$587	$75	$771	$14,203	$530	$1,128	$65	$1,723	$15,926
As at September 30, 2022		$11,511	$1,389	$695	$83	$1,265	$14,943	$575	$1,287	$72	$1,934	$16,877

1	For the nine-month period ended September 30, 2022, additions include $(222) in respect of asset retirement obligations (see Note 25).

2	For the nine-month period ended September 30, 2022, depreciation includes $1 in respect of impairment of real estate right-of-use lease assets.

As at September 30, 2022, our contractual commitments for the acquisition of property, plant and equipment totalled $250 million over a period ending December 31, 2025 (December 31, 2021 – $574 million over a period ending December 31, 2023).

32 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

18	intangible assets and goodwill

(a)	Intangible assets and goodwill, net

		Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Note	Customer contracts, related customer relationships and subscriber base	Software	Access to rights-of-way, crowdsource assets and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
AT COST
As at January 1, 2022		$3,028	$6,723	$437	$275	$10,463	$12,185	$22,648	$7,634	$30,282
Additions		—	123	3	619	745	—	745	—	745
Additions arising from business acquisitions	(b)	1,444	217	106	—	1,767	—	1,767	1,751	3,518
Assets under construction put into service		—	308	—	(308)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	30	(344)	6	—	(308)	29	(279)	—	(279)
Net foreign exchange differences		19	3	9	—	31	—	31	17	48
As at September 30, 2022		$4,521	$7,030	$561	$586	$12,698	$12,214	$24,912	$9,402	$34,314
ACCUMULATED AMORTIZATION
As at January 1, 2022		$712	$4,279	$172	$—	$5,163	$—	$5,163	$364	$5,527
Amortization		248	585	53	—	886	—	886	—	886
Dispositions, retirements and other		10	(345)	(19)	—	(354)	—	(354)	—	(354)
Net foreign exchange differences		—	1	—	—	1	—	1	—	1
As at September 30, 2022		$970	$4,520	$206	$—	$5,696	$—	$5,696	$364	$6,060
NET BOOK VALUE
As at December 31, 2021		$2,316	$2,444	$265	$275	$5,300	$12,185	$17,485	$7,270	$24,755
As at September 30, 2022		$3,551	$2,510	$355	$586	$7,002	$12,214	$19,216	$9,038	$28,254

1	The amount for goodwill arising from business acquisitions for the year ended December 31, 2021, has been adjusted as set out in (c).

2	Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at September 30, 2022, our contractual commitments for the acquisition of intangible assets totalled $8 million over a period ending December 31, 2024 (December 31, 2021 – $26 million over a period ending December 31, 2023).

(b)	Business acquisitions

Fully Managed Inc.

On January 1, 2022, we acquired 100% ownership of Fully Managed Inc., a provider of managed information technology support, technology strategy and network management. The acquisition was made with a view to growing our end-to-end capabilities to support small and medium-sized business customers.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill may be deductible for income tax purposes.

Vivint Smart Home

On June 8, 2022, we acquired the Canadian customers, assets and operations of Vivint Smart Home, a security business that is complementary to our existing lines of business. The investment was made with a view to leveraging our telecommunications infrastructure and expertise to continue to enhance connected home, business, security and health services for our customers.

September 30, 2022 | 33

notes to condensed interim consolidated financial statements	(unaudited)

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill may be deductible for income tax purposes.

LifeWorks Inc.

On June 16, 2022, we announced that we had entered into a definitive agreement with LifeWorks Inc. pursuant to which we would acquire all of the issued and outstanding common shares of LifeWorks Inc. for $33.00 per LifeWorks Inc. common share, and the assumption of net debt, subject to the satisfaction of customary closing conditions.

On September 1, 2022, subsequent to the satisfaction of the closing conditions, we acquired LifeWorks Inc. by way of plan of arrangement. The acquisition is complementary to our vision of employer-focused healthcare, increasing access to high quality, proactive healthcare and mental wellness for employees by unifying digital-first solutions across the care continuum. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the business). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

Individually immaterial transactions

During the nine-month period ended September 30, 2022, we acquired 100% ownership of businesses complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacities of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

34 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

($ in millions)	Fully Managed Inc. [1]	Vivint Smart Home [1]	LifeWorks Inc. [1]	Total of individually immaterial transactions [1]	Total
Assets
Current assets
Cash	$3	$3	$19	$—	$25
Accounts receivable [2]	49	9	248	5	311
Other	2	2	30	7	41
	54	14	297	12	377
Non-current assets
Property, plant and equipment
Owned assets	1	—	51	10	62
Right-of-use lease assets	—	1	127	1	129
Intangible assets subject to amortization [3]	132	76	1,522	37	1,767
Other	—	4	12	—	16
	133	81	1,712	48	1,974
Total identifiable assets acquired	187	95	2,009	60	2,351
Liabilities
Current liabilities
Short-term borrowings	—	—	7	—	7
Accounts payable and accrued liabilities	31	2	223	4	260
Income and other taxes payable	—	3	19	—	22
Advance billings and customer deposits	2	3	30	7	42
Provisions	—	—	9	—	9
Current maturities of long-term debt	—	31	564	—	595
	33	39	852	11	935
Non-current liabilities
Provisions	—	—	21	—	21
Long-term debt	70	—	107	6	183
Other long-term liabilities	2	—	2	3	7
Deferred income taxes	34	11	334	6	385
	106	11	464	15	596
Total liabilities assumed	139	50	1,316	26	1,531
Net identifiable assets acquired	48	45	693	34	820
Goodwill	77	58	1,553	63	1,751
Net assets acquired	$125	$103	$2,246	$97	$2,571
Acquisition effected by way of:
Cash consideration [4]	$90	$103	$1,245	$86	$1,524
Provisions	29	—	—	9	38
Gain on acquisition of control [4]	—	—	15	2	17
Issue of TELUS Corporation Common Shares [5]	6	—	986	—	992
	$125	$103	$2,246	$97	$2,571

1	The purchase price allocation, primarily in respect of customer contracts, related customer relationships and leasehold interests and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.

2	The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimate at the acquisition date of the contractual cash flows expected to be collected.

3	Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over periods of 8-15 years; software is expected to be amortized over a period of 5 years; and other intangible assets are expected to be amortized over periods of 5-10 years.

4	In respect of LifeWorks Inc., cash consideration includes $211 in respect of approximately 7 million (9.9% of issued and outstanding) LifeWorks Inc. common shares we held immediately prior to our acquisition of control. Immediately prior to the acquisition date, the fair value of our equity interest in LifeWorks Inc. was $226; we recognized a gain on acquisition of control of $15, which has been included in Other income, as set out in Note 7.

5	Fair values of TELUS Corporation Common Shares were measured based upon observed market prices at the dates of acquisition of control. For one-half of the approximately 63 million (90.1% of issued and outstanding) LifeWorks Inc. common shares that we did not own immediately prior to the acquisition of control, consideration was our issuance of approximately 33 million Common Shares (1.06420 Common Share per LifeWorks Inc. common share).

September 30, 2022 | 35

notes to condensed interim consolidated financial statements	(unaudited)

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the 2022 fiscal year.

	Three months		Nine months
Periods ended September 30, 2022 (millions except per share amounts)	As reported [1]	Pro forma [2]	As reported [1]	Pro forma [2]
Operating revenues and other income	$4,671	$4,846	$13,354	$14,093
Net income	$551	$513	$1,453	$1,364
Net income per Common Share
Basic	$0.37	$0.33	$0.99	$0.90
Diluted	$0.37	$0.33	$0.99	$0.90

1	Operating revenues and net income for the three-month period ended September 30, 2022, include: $18 and $(3), respectively, in respect of Fully Managed; $13 and $NIL, respectively, in respect of Vivint Home Security; and $87 and $3, respectively, in respect of Lifeworks Inc. Operating revenues and net income (loss) for the nine-month period ended September 30, 2022, include: $50 and $(10), respectively, in respect of Fully Managed; $16 and $(1), respectively, in respect of Vivint Home Security; and $87 and $3, respectively, in respect of Lifeworks Inc.

2	Pro forma amounts for the three-month and nine-month periods ended September 30, 2022, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated statements of income and other comprehensive income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental property, plant and equipment depreciation, intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

(c)	Business acquisitions – prior period

In 2021, we acquired businesses that were complementary to our existing lines of business. As at December 31, 2021, purchase price allocations had not been finalized. During the nine-month period ended September 30, 2022, the preliminary acquisition-date fair values for goodwill and deferred income tax liabilities were decreased by $11 million; as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases (decreases) effective the dates of acquisition.

(d)	WillowTree

On October 27, 2022, we announced a definitive agreement to acquire WillowTree, a full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. WillowTree will be acquired through our TELUS International (Cda) Inc. subsidiary and will be consolidated in our Digitally-led customer experiences – TELUS International segment. Under the agreement, WillowTree will be acquired for a total agreed-upon enterprise value of US$1.2 billion (approximately $1.7 billion at financial position date foreign exchange rates), including US$210 million of assumed debt. As of November 4, 2022, our estimate of the total purchase consideration is US$1.0 billion to US$1.1 billion (approximately $1.4 billion to $1.5 billion at financial position date foreign exchange rates), and the assumption of debt of approximately US$210 million; purchase consideration is comprised of cash, US$125 million of TELUS International (Cda) Inc. subordinate voting shares and approximately US$200 million of provisions for written put options. The acquisition is anticipated to close in January 2023 and is subject to customary closing conditions, including regulatory approvals.

In connection with the written put options, the remaining selling shareholders are expected to retain approximately a 15% economic interest in WillowTree, subject to final determination. We will provide written put options to the remaining selling shareholders for their economic interest, which will be settled subject to certain performance-based criteria and which will become exercisable in tranches over a three-year period starting in 2026. The acquisition-date fair value of the puttable shares held by non-controlling shareholders will be recorded as a provision as of the date of acquisition; the provision may be settled in cash or, at our option, in a combination of cash and up to 70% in TELUS International (Cda) Inc. subordinate voting shares. Concurrent with this acquisition, the non-controlling shareholders will provide us with purchased call options, which would substantially mirror the written put options.

19	leases

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(h); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

		Three months		Nine months
Periods ended September 30 (millions)	Note	2022	2021	2022	2021
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in operating service revenues		$4	$5	$13	$17
Other sublet revenue included in other income	7	$1	$1	$4	$3
Lease payments		$136	$141	$418	$421

36 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

20	other long-term assets

As at (millions)	Note	September 30, 2022	December 31, 2021
Pension assets	15	$494	$453
Unbilled customer finance receivables	4(a)	523	545
Derivative assets	4(d)	370	76
Deferred income taxes		13	35
Costs incurred to obtain or fulfill contracts with customers		126	109
Real estate joint venture advances	21(b)	114	114
Investment in real estate joint venture	21(b)	1	1
Investment in associates	21	106	100
Portfolio investments [1]
At fair value through net income		24	26
At fair value through other comprehensive income		442	370
Prepaid maintenance		66	62
Refundable security deposits and other		116	113
		$2,395	$2,004

1	Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

Periods ended September 30, 2022 (millions)	Three months			Nine months
	Costs incurred to			Costs incurred to
	Obtain contracts with customers	Fulfill contracts with customers	Total	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance, beginning of period	$337	$6	$343	$336	$6	$342
Additions	98	1	99	233	2	235
Amortization	(70)	(1)	(71)	(204)	(2)	(206)
Balance, end of period	$365	$6	$371	$365	$6	$371
Current [1]				$241	$4	$245
Non-current				124	2	126
				$365	$6	$371

1	Presented in the Consolidated statements of financial position in prepaid expenses.

21	real estate joint ventures and investment in associate

(a)	General

Real estate joint ventures

In 2013, we partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, completed in 2020, was to be built to the LEED Platinum standard.

Associate

We have acquired a 35% basic equity interest in Miovision Technologies Incorporated, an associate that is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate concurrent with acquiring our equity interest.

September 30, 2022 | 37

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Real estate joint ventures

Summarized financial information

As at (millions)	September 30, 2022	December 31, 2021	As at (millions)	September 30, 2022	December 31, 2021
ASSETS			LIABILITIES AND OWNERS’ EQUITY
Current assets			Current liabilities
Cash and temporary investments, net	$7	$11	Accounts payable and accrued liabilities	$9	$10
Other	28	28	Construction credit facilities	342	—
	35	39		351	10
Non-current assets			Non-current liabilities
Investment property	324	328	Construction credit facilities	—	342
Other	10	10
	334	338		—	342
				351	352
			Owners’ equity
			TELUS [1]	6	9
			Other partners	12	16
				18	25
	$369	$377		$369	$377

1	The equity amounts recorded by the real estate joint venture differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

	Three months		Nine months
Periods ended September 30 (millions)	2022	2021	2022	2021
Revenue	$5	$4	$15	$9
Depreciation and amortization	$2	$2	$6	$6
Interest expense	$2	$1	$6	$2
Net income (loss) and comprehensive income (loss) [1]	$(5)	$(3)	$(11)	$(13)

1	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

Three-month periods ended September 30 (millions)	2022			2021
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	$—	$(3)	$(3)	$—	$(1)	$(1)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	1	—	1	1	—	1
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(1)	—	(1)	(1)	—	(1)
Funds we advanced or contributed, excluding construction credit facilities	—	1	1	—	1	1
Net increase (decrease)	—	(2)	(2)	—	—	—
Real estate joint ventures carrying amounts
Balance, beginning of period	114	(8)	106	114	(7)	107
Balance, end of period	$114	$(10)	$104	$114	$(7)	$107

38 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

Nine-month periods ended September 30 (millions)	2022			2021
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	$—	$(4)	$(4)	$—	$(3)	$(3)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	2	—	2	3	—	3
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(2)	—	(2)	(3)	—	(3)
Funds we advanced or contributed, excluding construction credit facilities	—	3	3	—	9	9
Funds repaid to us and earnings distributed	—	(1)	(1)	—	—	—
Net increase (decrease)	—	(2)	(2)	—	6	6
Real estate joint ventures carrying amounts
Balance, beginning of period	114	(8)	106	114	(11)	103
Valuation provision	—	—	—	—	(2)	(2)
Balance, end of period	$114	$(10)	$104	$114	$(7)	$107

1	Loans and receivables are included in our consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities.
2	We account for our interests in the real estate joint ventures using the equity method of accounting. As at September 30, 2022, and December 31, 2021, we had recorded equity losses in excess of our recorded equity investment in respect of one of the real estate joint ventures; such resulting balance has been included in long-term liabilities (Note 27).
3	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

We have entered into lease agreements with the TELUS Sky real estate joint venture. During the three-month and nine-month periods ended September 30, 2022, the TELUS Sky real estate joint venture recognized $2 million (2021 – $2 million) and $6 million (2021 – $6 million), respectively, of revenue from our office tenancy; of this amount, one-third was due to our economic interest in the real estate joint venture and two-thirds was due to our partners’ economic interests in the real estate joint venture.

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement, maturing August 31, 2023, with Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

22	short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is currently able to sell an interest in certain trade receivables up to a maximum of $600 million (unchanged from December 31, 2021). The term of this revolving-period securitization agreement ends December 31, 2024 (unchanged from December 31, 2021), and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (December 31, 2021 – BB) from DBRS Limited or the securitization trust may require the sale program to be wound down prior to the end of the term.

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our derecognition of the trade receivables sold. When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at September 30, 2022, we had sold to the trust (but continued to recognize) trade receivables of $115 million (December 31, 2021 – $118 million). Short-term borrowings of $100 million (December 31, 2021 – $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) is comprised of amounts drawn on bilateral bank facilities and/or other.

September 30, 2022 | 39

notes to condensed interim consolidated financial statements	(unaudited)

23	accounts payable and accrued liabilities

As at (millions)	September 30, 2022	December 31, 2021
Accrued liabilities	$1,738	$1,539
Payroll and other employee-related liabilities	690	633
Restricted share units liability	11	28
	2,439	2,200
Trade accounts payable	1,194	1,213
Interest payable	194	173
Indirect taxes payable and other	125	119
	$3,952	$3,705

24	advance billings and customer deposits

As at (millions)	September 30, 2022	December 31, 2021
Advance billings	$659	$636
Deferred customer activation and connection fees	5	6
Customer deposits	10	10
Contract liabilities	674	652
Other	198	202
	$872	$854

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

		Three months		Nine months
Periods ended September 30 (millions)	Note	2022	2021	2022	2021
Balance, beginning of period		$883	$802	$870	$806
Revenue deferred in previous period and recognized in current period		(658)	(601)	(630)	(593)
Net additions arising from operations		647	611	619	598
Additions arising from business acquisitions	18(b)	33	20	46	21
Balance, end of period		$905	$832	$905	$832
Current				$808	$755
Non-current	27
Deferred revenues				90	68
Deferred customer activation and connection fees				7	9
				$905	$832
Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities				$808	$755
Reclassification to contract assets of contracts with contract liabilities less than contract assets	6(c)			(120)	(115)
Reclassification from contract assets of contracts with contract assets less than contract liabilities	6(c)			(14)	(14)
				$674	$626

40 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

25	provisions

(millions)	Asset retirement obligation	Employee- related	Written put options and contingent consideration	Other	Total
As at July 1, 2022	$284	$54	$184	$98	$620
Additions [1]	11	29	—	50	90
Reversals	—	—	(19)	(1)	(20)
Uses	(2)	(18)	—	(40)	(60)
Interest effects	2	—	3	—	5
Effects of foreign exchange, net	—	1	—	1	2
As at September 30, 2022	$295	$66	$168	$108	$637
As at January 1, 2022	$501	$66	$203	$100	$870
Additions [1]	70	52	29	102	253
Reversals	(9)	—	(65)	(16)	(90)
Uses	(4)	(53)	(2)	(79)	(138)
Interest effects [2]	(263)	—	3	—	(260)
Effects of foreign exchange, net	—	1	—	1	2
As at September 30, 2022	$295	$66	$168	$108	$637
Current	$7	$54	$1	$52	$114
Non-current	288	12	167	56	523
As at September 30, 2022	$295	$66	$168	$108	$637

1	For the nine-month period ended September 30, 2022, asset retirement obligation additions include $39 for the removal of specified telecommunications infrastructure equipment as required by Innovation, Science and Economic Development Canada.
2	The difference of $273 between the interest effects in this table for the nine-month period ended September 30, 2022, and the amounts disclosed in Note 9 is in respect of the change in the discount rates applicable to the asset retirement obligation provision, with such difference included in the cost of the associated asset(s) by way of being included with (netted against) the additions detailed in Note 17.

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

The employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the associated cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for some written put options are determined based on the net present value of estimated future earnings results, and such provisions require us to make key economic assumptions about the future. Similarly, we have established provisions for contingent consideration. No cash outflows in respect of the written put options are expected prior to their initial exercisability, and no cash outflows in respect of contingent consideration are expected prior to completion of the periods during which the contingent consideration can be earned.

Other

The provisions for other include: legal claims; non-employee-related restructuring activities; contract termination costs and onerous contracts related to business acquisitions; and costs incurred in connection with the COVID-19 pandemic. Other than as set out following, we expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

September 30, 2022 | 41

notes to condensed interim consolidated financial statements	(unaudited)

26	long-term debt

(a)	Details of long-term debt

As at (millions)	Note	September 30, 2022	December 31, 2021
Senior unsecured
TELUS Corporation senior notes	(b)	$18,709	$15,258
TELUS Corporation commercial paper	(c)	1,301	1,900
TELUS Corporation credit facilities	(d)	1,594	—
TELUS Communications Inc. debentures		199	448
Secured
TELUS International (Cda) Inc. credit facility	(e)	974	1,062
Other	(f)	295	308
		23,072	18,976
Lease liabilities	(g)	2,067	1,876
Long-term debt		$25,139	$20,852
Current		$4,212	$2,927
Non-current		20,927	17,925
Long-term debt		$25,139	$20,852

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. The notes require us to make an offer to repurchase them at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

At any time prior to the respective maturity dates set out in the table below, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

					Principal face amount		Redemption present value spread
Series	Issued	Maturity	Issue price	Effective interest rate [1]	Originally issued	Outstanding at financial statement date	Basis points [2]	Cessation date
3.35% Notes, Series CJ	December 2012	March 2023	$998.83	3.36%	$500 million	$500 million	40	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024	$994.35	3.41%	$1.1 billion	$1.1 billion	36	Jan. 2, 2024
3.75% Notes, Series CQ	September 2014	January 2025	$997.75	3.78%	$800 million	$800 million	38.5	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026	$992.14	3.84%	$600 million	$600 million	53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026	$998.73	2.77%	$800 million	$800 million	33	May 8, 2026
2.80% U.S. Dollar Notes[3]	September 2016	February 2027	US$991.89	2.89%	US$600 million	US$600 million	20	Nov. 16, 2026
3.70% U.S. Dollar Notes[3]	March 2017	September 2027	US$998.95	3.71%	US$500 million	US$500 million	20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028	$997.25	2.39%	$600 million	$600 million	48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028	$989.49	3.75%	$600 million	$600 million	37	Dec. 1, 2027
3.30% Notes, Series CY	April 2019	May 2029	$991.75	3.40%	$1.0 billion	$1.0 billion	43.5	Feb. 2, 2029
5.00% Notes, Series CAI	September 2022	September 2029	$995.69	5.07%	$350 million	$350 million	46.5	July 13, 2029
3.15% Notes, Series CAA	December 2019	February 2030	$996.49	3.19%	$600 million	$600 million	39.5	Nov. 19, 2029
2.05% Notes, Series CAD	October 2020	October 2030	$997.93	2.07%	$500 million	$500 million	38	July 7, 2030
2.85% Sustainability-Linked Notes, Series CAF	June 2021	November 2031	$997.52	2.88%[4]	$750 million	$750 million	34	Aug. 13, 2031
3.40% U.S. Dollar Sustainability-Linked Notes	February 2022	May 2032	US$997.13	3.43%[4]	US$900 million	US$900 million	25	Feb. 13, 2032
5.25% Sustainability-Linked Notes, Series CAG	September 2022	November 2032	$996.73	5.29%[4]	$1.1 billion	$1.1 billion	51.5	Aug. 15, 2032

42 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

					Principal face amount		Redemption present value spread
Series	Issued	Maturity	Issue price	Effective interest rate [1]	Originally issued	Outstanding at financial statement date	Basis points [2]	Cessation date
4.40% Notes, Series CL	April 2013	April 2043	$997.68	4.41%	$600 million	$600 million	47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043	$995.00	5.18%	$400 million	$400 million	50	May 26, 2043
4.85% Notes, Series CP	Multiple [5]	April 2044	$987.91[5]	4.93%[5]	$500 million[5]	$900 million[5]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045	$992.91	4.80%	$400 million	$400 million	51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046	$999.72	4.40%	$500 million	$500 million	60.5	July 29, 2045
4.70% Notes, Series CW	Multiple[6]	March 2048	$998.06[6]	4.71%[6]	$325 million[6]	$475 million[6]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes[3]	June 2018	November 2048	US$987.60	4.68%	US$750 million	US$750 million	25	May 16, 2048
4.30% U.S. Dollar Notes[3]	May 2019	June 2049	US$990.48	4.36%	US$500 million	US$500 million	25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple[7]	February 2050	$997.54[7]	3.97%[7]	$400 million[7]	$800 million[7]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051	$994.70	4.13%	$500 million	$500 million	53	Oct. 5, 2050
5.65% Notes, Series CAH	September 2022	September 2052	$996.13	5.68%	$550 million	$550 million	61.5	Mar. 13, 2052

1	The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.
2	For Canadian dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.
For U.S. dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate (at the U.S. Treasury Rate for the 3.40% U.S. Dollar Sustainability-Linked Notes) plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.
3	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively converted the principal payments and interest obligations to Canadian dollar obligations as follows:

Series	Interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
3.40% U.S. Dollar Sustainability-Linked Notes	3.89%	$1,148 million	$1.2753
4.60% U.S. Dollar Notes	4.41%	$974 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672 million	$1.3435

4	If we have not obtained a sustainability performance target verification assurance certificate for the fiscal year ended December 31, 2030, the sustainability-linked notes will bear interest at an increased rate from the trigger date through to their individual maturity. The interest rate on certain of the sustainability-linked notes may also increase (MFN step-up) in certain circumstances if we fail to meet additional sustainability and/or environmental, social or governance targets as may be provided for in a sustainability-linked bond; the interest rate on the sustainability-linked notes, however, in no event can the rate exceed the initial rate by more than the aggregate MFN step-up and trigger even limit, whether as a result of not obtaining a sustainability performance target verification assurance certificate and/or any targets under one or more future sustainability-linked bonds. Similarly, if we redeem any of the sustainability-linked notes and we have not obtained a sustainability performance target verification assurance certificate at the end of the fiscal year immediately preceding the date fixed for redemption, the interest accrued (if any) will be determined using the rates set out in the following table.

	Sustainability performance target verification assurance certificate
Series	Fiscal year	Trigger date	Post-trigger event Interest rate	Aggregate MFN step-up and trigger event limit	Redemption interest accrual rate if certificate not obtained
2.85% Sustainability-Linked Notes, Series CAF	2030	Nov. 14, 2030	3.85%	N/A	3.85%
3.40% U.S. Dollar Sustainability-Linked Notes	2030	Nov. 14, 2030	4.40%	1.50%	4.40%
5.25% Sustainability-Linked Notes, Series CAG	2030	Nov. 15, 2030	6.00%	1.50%	6.00%

5	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.
6	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued at an issue price of $1,014.11 and an effective interest rate of 4.61% in March 2018.
7	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.75 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $2.1 billion equivalent (US$1.5 billion maximum). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at September 30, 2022, we had $1.3 billion (December 31, 2021 – $1.9 billion) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$0.9 billion; December 31, 2021 – US$1.5 billion), with an effective average interest rate of 3.0%, maturing through February 2023.

September 30, 2022 | 43

notes to condensed interim consolidated financial statements	(unaudited)

(d)	TELUS Corporation credit facilities

As at September 30, 2022, TELUS Corporation had an unsecured revolving $2.75 billion bank credit facility, expiring on April 6, 2026 (unchanged from December 31, 2021), with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper. As at September 30, 2022, TELUS Corporation had an unsecured non-revolving $1.9 billion bank credit facility, maturing July 9, 2024, with a syndicate of financial institutions, which is to be used for general corporate purposes; subsequent to September 30, 2022, the size of the facility, upon our request, was reduced to $1.6 billion. As at September 30, 2022, we had $1.6 billion drawn on the non-revolving bank credit facility, with an effective average interest rate of 4.4% through October 31, 2022.

The TELUS Corporation credit facilities bear interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (as such terms are used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our leverage ratio must not exceed 4.25:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facilities.

Continued access to the TELUS Corporation credit facilities is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at (millions)	September 30, 2022	December 31, 2021
Net available	$1,449	$850
Backstop of commercial paper	1,301	1,900
Gross available revolving $2.75 billion bank credit facility	$2,750	$2,750

We had $122 million of letters of credit outstanding as at September 30, 2022 (December 31, 2021 – $193 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed revolving bank credit facility.

(e)	TELUS International (Cda) Inc. credit facility

As at June 30, 2022, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025, with a syndicate of financial institutions, joined in 2020 by TELUS Corporation. The credit facility is comprised of US$620 million (TELUS Corporation as a lender of approximately 7.5%) and US$230 million (TELUS Corporation as a lender of 12.5%) revolving components and amortizing US$600 million (TELUS Corporation as 12.5% lender) and US$250 million term loan components. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 4.6% as at September 30, 2022.

As at (millions)	September 30, 2022						December 31, 2021
	Revolving components [1]		Term loan components [2]		Total		Revolving components [1]		Term loan components		Total
Available	US$	839	US$	N/A	US$	839	US$	725	US$	N/A	US$	725
Outstanding
Due to other		10		708		718		109		737		846
Due to TELUS Corporation		1		68		69		16		71		87
	US$	850	US$	776	US$	1,626	US$	850	US$	808	US$	1,658

1	Revolving component available is gross of swingline draw of US$NIL (December 31, 2021 – US$8).
2	We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on US$90 of the debt to a fixed rate of 2.64%.

Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$368 of the principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 0.65% and an effective fixed economic exchange rate of US$1.0932:€1.00. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests; the TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio must not exceed: 4.50:1.00 during fiscal 2022 and 3.75:1.00 subsequently; the quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00; all as defined in the credit facility.

44 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

The term loan components are subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity and December 22, 2022, for the US$250 million component, respectively.

Concurrent with the agreement to acquire WillowTree, as set out in Note 18(d), TELUS International (Cda) Inc. secured a commitment from a financial institution to expand TELUS International (Cda) Inc.’s credit facility to an aggregate amount of US$2.0 billion, consisting of a US$800 million revolving line of credit and US$1.2 billion in term loans payable in five years, subject to the closing of the WillowTree acquisition. We expect TELUS International (Cda) Inc. to borrow under the expanded credit facility at the time of the closing to fund a portion of the cash purchase price of the WillowTree acquisition.

(f)	Other

Other liabilities bear interest at 3.2%, are secured by the AWS-4 spectrum licences associated with these other liabilities and a real estate holding, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

(g)	Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 3.8% as at September 30, 2022.

(h)	Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated for long-term debt owing as at September 30, 2022, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term debt,			Long-term debt,		Currency swap agreement amounts to be exchanged
Years ending December 31 (millions)	excluding leases	Leases (Note 19)	Total	excluding leases	Leases (Note 19)	(Receive) [1]	Pay	Total	Leases (Note 19)	Total
2022 (remainder of year)	$5	$102	$107	$1,427	$9	$(1,134)	$1,069	$1,371	$12	$1,490
2023	533	337	870	231	33	(227)	212	249	48	1,167
2024	2,712	310	3,022	36	19	(28)	24	51	43	3,116
2025	1,019	186	1,205	589	17	(439)	392	559	29	1,793
2026	1,420	117	1,537	—	17	—	—	17	21	1,575
2027-2031	4,613	346	4,959	1,508	12	(1,507)	1,459	1,472	40	6,471
Thereafter	6,313	329	6,642	2,947	—	(2,947)	2,794	2,794	—	9,436
Future cash outflows in respect of composite long-term debt principal repayments	16,615	1,727	18,342	6,738	107	(6,282)	5,950	6,513	193	25,048
Future cash outflows in respect of associated interest and like carrying costs [2]	8,054	341	8,395	2,778	18	(2,705)	2,571	2,662	30	11,087
Undiscounted contractual maturities (Note 4(b))	$24,669	$2,068	$26,737	$9,516	$125	$(8,987)	$8,521	$9,175	$223	$36,135

1	Where applicable, cash flows reflect foreign exchange rates as at September 30, 2022.
2	Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at September 30, 2022.

September 30, 2022 | 45

notes to condensed interim consolidated financial statements	(unaudited)

27	other long-term liabilities

As at (millions)	Note	September 30, 2022	December 31, 2021
Contract liabilities	24	$90	$82
Other		2	3
Deferred revenues		92	85
Pension benefit liabilities	15	349	643
Other post-employment benefit liabilities		71	66
Derivative liabilities	4(d)	4	73
Investment in real estate joint ventures	21(b)	11	9
Other		52	23
		579	899
Deferred customer activation and connection fees	24	7	8
		$586	$907

28	owners’ equity

(a)	TELUS Corporation Common Share capital – general

Our authorized share capital is as follows:

As at	September 30, 2022	December 31, 2021
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	4 billion	4 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at September 30, 2022, approximately 46 million Common Shares were reserved for issuance from Treasury under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 20 million Common Shares were reserved for issuance from Treasury under a restricted share unit plan (see Note 14(b)); and approximately 93 million Common Shares were reserved for issuance from Treasury under a share option plan (see Note 14(d)).

(b)	Purchase of TELUS Corporation Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. In June 2022, we received approval for a normal course issuer bid to purchase and cancel up to 10 million of our Common Shares (up to a maximum amount of $250 million) from June 6, 2022, to June 5, 2023.

(c)	Subsidiary with significant non-controlling interest

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations with principal places of business in Asia, Central America, Europe and North America.

Due to the voting rights associated with the multiple voting shares held by TELUS Corporation, as at September 30, 2022, we retained a 72.4% (December 31, 2021 – 70.9%) voting and controlling interest and a 56.1% (December 31, 2021 – 55.1%) economic interest in TELUS International (Cda) Inc. Changes in interests during the nine-month period ended September 30, 2022, and which are reflected in the statement of changes in owners’ equity, arose from share-based compensation and the acquisition of shares from a non-controlling interest.

46 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

Summarized financial information

Summarized financial information of our TELUS International (Cda) Inc. subsidiary is set out in the following table.

	Three months		Nine months
As at, or for the periods ended, (millions) [1]	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	December 31, 2021
Statement of financial position
Current assets			$1,074		$874
Non-current assets			$3,820		$3,804
Current liabilities			$1,199		$1,098
Non-current liabilities			$1,333		$1,475
Statement of income and other comprehensive income
Revenue and other income	$803	$700	$2,359	$1,997
Net income	$78	$30	$193	$54
Comprehensive income (loss)	$148	$65	$225	$6
Statement of cash flows
Cash provided by operating activities	$158	$101	$419	$257
Cash used by investing activities	$(25)	$(50)	$(115)	$(97)
Cash used by financing activities	$(98)	$(35)	$(251)	$(184)

1	As required by IFRS-IASB, this summarized financial information excludes inter-company eliminations.

29	contingent liabilities

(a)	Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers.

Call set-up time class actions

In 2005, a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted mobile services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

September 30, 2022 | 47

notes to condensed interim consolidated financial statements	(unaudited)

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. On June 28, 2021, the Quebec Superior Court approved the discontinuance of this claim against TELUS. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

(b)	Concentration of labour

In 2021, we commenced collective bargaining with the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU), to renew a collective agreement that expired on December 31, 2021; the contract covers approximately 18% of our Canadian workforce as at September 30, 2022. The expired contract remains in effect while the parties are bargaining, until a new agreement is reached.

During the fourth quarter of 2022, the TWU applied to the Federal Minister of Labour, as provided for under the Canadian Labour Code, requesting the appointment of a federal conciliator to assist the parties in negotiations. The conciliation process can take a number of months and while underway, a strike or lockout is prohibited. Should a new collective agreement not be reached during conciliation, there is the risk of a labour disruption after the conciliation process concludes and a number of additional legal pre-conditions have been met. As a labour disruption could occur in multiple forms, the operational and financial impacts of a labour disruption on us is not practicably determinable currently.

48 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

30	related party transactions

(a)	Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2022	2021	2022	2021
Short-term benefits	$4	$4	$12	$12
Post-employment pension [1] and other benefits	2	7	9	11
Share-based compensation [2]	17	19	57	55
	$23	$30	$78	$78

1	Our Executive Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit and defined contribution pension plans.
2	We accrue an expense for the notional subset of our restricted share units with market performance conditions using a fair value determined by a Monte Carlo simulation. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made initial awards of share-based compensation in 2022 and 2021, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the related expense is being recognized rateably over a period of years and thus only a portion of the 2022 and 2021 initial awards are included in the amounts in the table above.

Nine-month periods ended September 30	2022			2021
($ in millions)	Number of units	Notional value [1]	Grant-date fair value [1]	Number of units	Notional value [1]	Grant-date fair value [1]
TELUS Corporation
Restricted share units	1,007,431	$32	$39	1,249,218	$32	$35
TELUS International (Cda) Inc.
Restricted share units	265,617	9	9	437,857	15	15
Share options	—	—	—	167,693	1	1
		9	9		16	16
		$41	$48		$48	$51

1	The notional value of restricted share units is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)). The notional value of share options has been determined using an option pricing model.

The amount recorded for liability-accounted restricted share units and share options awards outstanding as at September 30, 2022 was $2 million (December 31, 2021 – $7 million).

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units accounted for as liabilities have been paid out when a director ceased to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month and nine-month periods ended September 30, 2022 and 2021, no amounts were paid out. As at September 30, 2022 and December 31, 2021, no liability-accounted awards were outstanding.

During the nine-month period ended September 30, 2021, key management personnel exercised 255,973 TELUS International (Cda) Inc. share options, which had an intrinsic value of $7 million at the time of exercise, reflecting a weighted average price at the date of exercise of $39.58; no options were exercised during the three-month period ended September 30, 2021. During the nine-month period ended September 30, 2022, key management personnel exercised 125,806 TELUS International (Cda) Inc. share options, which had an intrinsic value of $2 million at the time of exercise, reflecting a weighted average price at the date of exercise of $30.33; no options were exercised during the three-month period ended September 30, 2022.

Employment agreements with members of the Executive Team typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18–24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

September 30, 2022 | 49

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Transactions with defined benefit pension plans

During the three-month and nine-month periods ended September 30, 2022, we provided management, administrative and actuarial services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $2 million (2021 – $2 million) and $6 million (2021 – $6 million), respectively.

(c)	Transactions with real estate joint venture

During the three-month and nine-month periods ended September 30, 2022 and 2021, we had transactions with the TELUS Sky real estate joint venture, which is a related party, as set out in Note 21. As at September 30, 2022, we had recorded lease liabilities of $88 million (December 31, 2021 – $95 million) in respect of our TELUS Sky lease, and monthly cash payments are made in accordance with the lease agreement; one-third of those amounts is due to our economic interest in the real estate joint venture.

31	additional statement of cash flow information

(a)	Statements of cash flows – operating activities and investing activities

		Three months		Nine months
Periods ended September 30 (millions)	Note	2022	2021	2022	2021
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$(192)	$(222)	$(163)	$(197)
Inventories		(62)	31	(51)	75
Contract assets		4	(5)	40	22
Prepaid expenses		(41)	31	(211)	(92)
Accounts payable and accrued liabilities		210	205	53	236
Income and other taxes receivable and payable, net		67	78	137	(7)
Advance billings and customer deposits		(17)	8	(24)	4
Provisions		23	10	9	8
		$(8)	$136	$(210)	$49
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(928)	$(1,057)	$(2,518)	$(2,392)
Intangible assets subject to amortization	18	(297)	(204)	(745)	(580)
		(1,225)	(1,261)	(3,263)	(2,972)
Additions arising from leases	17	300	270	451	383
Capital expenditures	5	(925)	(991)	(2,812)	(2,589)
Effect of asset retirement obligations		—	—	222	—
		(925)	(991)	(2,590)	(2,589)
Other non-cash items included above
Change in associated non-cash investing working capital		93	275	(49)	352
Non-cash change in asset retirement obligation		—	—	(222)	—
		93	275	(271)	352
		$(832)	$(716)	$(2,861)	$(2,237)

50 | September 30, 2022

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Changes in liabilities arising from financing activities

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2021
Dividends payable to holders of Common Shares	$428	$—	$(428)	$—	$430	$430
Dividends reinvested in shares from Treasury	—	—	157	—	(157)	—
	$428	$—	$(271)	$—	$273	$430
Short-term borrowings	$100	$2	$—	$—	$—	$102
Long-term debt
TELUS Corporation senior notes	$16,184	$—	$(1,000)	$81	$5	$15,270
TELUS Corporation commercial paper	197	1,524	(200)	7	—	1,528
TELUS Communications Inc. debentures	448	—	—	—	—	448
TELUS International (Cda) Inc. credit facility	1,092	28	(45)	28	4	1,107
Other	317	—	(77)	—	72	312
Lease liabilities	1,694	—	(124)	11	287	1,868
Derivatives used to manage currency risks arising from U.S. dollar-denominated long-term debt – liability	62	207	(208)	(101)	(63)	(103)
	19,994	1,759	(1,654)	26	305	20,430
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar-denominated long-term debt	—	(207)	207	—	—	—
	$19,994	$1,552	$(1,447)	$26	$305	$20,430
THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2022
Dividends payable to holders of Common Shares	$467	$—	$(467)	$—	$480	$480
Dividends reinvested in shares from Treasury	—	—	170	—	(170)	—
	$467	$—	$(297)	$—	$310	$480
Short-term borrowings	$279	$305	$(487)	$—	$7	$104
Long-term debt
TELUS Corporation senior notes	$16,459	$2,000	$—	$267	$(17)	$18,709
TELUS Corporation commercial paper	1,922	1,342	(2,064)	101	—	1,301
TELUS Corporation credit facilities	—	1,594	—	—	—	1,594
TELUS Communications Inc. debentures	199	—	—	—	—	199
TELUS International (Cda) Inc. credit facility	984	—	(74)	63	1	974
Other	300	—	(547)	—	542	295
Lease liabilities	1,764	—	(118)	3	418	2,067
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(172)	2,071	(2,027)	(399)	271	(256)
	21,456	7,007	(4,830)	35	1,215	24,883
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(2,071)	2,071	—	—	—
	$21,456	$4,936	$(2,759)	$35	$1,215	$24,883

September 30, 2022 | 51

notes to condensed interim consolidated financial statements	(unaudited)

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021
Dividends payable to holders of Common Shares	$403	$—	$(1,235)	$—	$1,262	$430
Dividends reinvested in shares from Treasury	—	—	462	—	(462)	—
	$403	$—	$(773)	$—	$800	$430
Short-term borrowings	$100	$2	$—	$—	$—	$102
Long-term debt
TELUS Corporation senior notes	$15,021	$1,250	$(1,000)	$2	$(3)	$15,270
TELUS Corporation commercial paper	731	2,499	(1,678)	(24)	—	1,528
TELUS Communications Inc. debentures	622	—	(175)	—	1	448
TELUS International (Cda) Inc. credit facility	1,804	28	(729)	2	2	1,107
Other	273	—	(85)	—	124	312
Lease liabilities	1,837	—	(371)	2	400	1,868
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability	120	1,699	(1,734)	(10)	(178)	(103)
	20,408	5,476	(5,772)	(28)	346	20,430
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(1,699)	1,699	—	—	—
	$20,408	$3,777	$(4,073)	$(28)	$346	$20,430
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022
Dividends payable to holders of Common Shares	$449	$—	$(1,366)	$—	$1,397	$480
Dividends reinvested in shares from Treasury	—	—	486	—	(486)	—
	$449	$—	$(880)	$—	$911	$480
Short-term borrowings	$114	$480	$(497)	$—	$7	$104
Long-term debt
TELUS Corporation senior notes	$15,258	$3,143	$—	$333	$(25)	$18,709
TELUS Corporation commercial paper	1,900	4,245	(4,976)	132	—	1,301
TELUS Corporation credit facilities	—	1,594	—	—	—	1,594
TELUS Communications Inc. debentures	448	—	(249)	—	—	199
TELUS International (Cda) Inc. credit facility	1,062	11	(181)	80	2	974
Other	308	—	(661)	—	648	295
Lease liabilities	1,876	—	(366)	(2)	559	2,067
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	4	4,997	(4,952)	(534)	229	(256)
	20,856	13,990	(11,385)	9	1,413	24,883
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(4,997)	4,997	—	—	—
	$20,856	$8,993	$(6,388)	$9	$1,413	$24,883

52 | September 30, 2022